UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
The Humble Shoe Company, Inc.

Legal status of issuer

       Form
       Public Benefit Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       November 16, 2018

Physical address of issuer
33 5TH AVENUE, APT 12A, NEW YORK, NEW YORK 10003

Website of issuer
www.aeranewyork.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of six percent (6%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will also receive compensation in the form of Securities equal to two percent (2%) of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 1, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

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	Most recent fiscal year-end (2019)	**Prior fiscal year-end (2018)**
Total Assets	$ 176,575	$ 103,921
Cash & Cash Equivalents	$ 11,928	$ 103,484
Accounts Receivable	$ 437	$ 437
Short-term Debt	$ 300,000	$ 31,217
Long-term Debt	$ 0	$ 0
Revenues/Sales (Net)	$ 63,353	$ 0
Cost of Goods Sold	$ 20,494	$ 38,310
Taxes Paid	$ 0	$ 0
Net Income	$ (796,129)	$ (127,733)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Tina Bhojwani
(Signature)

Tina Bhojwani
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Tina Bhojwani
(Signature)

Tina Bhojwani
(Name)

Chief Executive Officer & Director
(Title)

September 2nd, 2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

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EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

September 2nd, 2020

The Humble Shoe Company, Inc. (d.b.a. AERA)

AERA

100% LUXURY 110% SUSTAINABLE

Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

The Humble Shoe Company, Inc. (d.b.a. AERA) ("AERA", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). The minimum target offering amount is $25,000 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $1,070,000.00 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Offering Amount by December 1, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

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The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.aeranewyork.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic.co/aera

About this Form C
You should rely only on the information contained in this Form C/A (this "Form C"). We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

The Humble Shoe Company, Inc. (d.b.a. AERA) is a Delaware public benefit corporation, incorporated on November 16, 2018.

The Company is located at 33 5TH AVENUE, APT 12A, NEW YORK, NEW YORK 10003.

The Company's website is www.aeranewyork.com.

The Company conducts business in the State of New York.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/aera and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Units of Crowd SAFEs being offered	$25,000
Total Units of Crowd SAFEs (outstanding after Offering if Target Offering Amount met	25,000*
Maximum amount of Units of Crowd SAFEs being offered	1,070,000
Total Units of Crowd SAFEs outstanding after Offering if Maximum Offering Amount met	1,070,000*
Purchase price per Security	1.00 per Unit
Minimum Individual Purchase Amount	$100+
Offering deadline	December 1, 2020
Use of proceeds	See the description of the use of proceeds on page 19 hereof.
Voting Rights	See the description of the voting rights on page 29.

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of 6.0% of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive 2.0% of the Securities being issued in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the above, the Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

(3)   The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
As of September 2nd, 2020, the Company had $90,554 in aggregate cash and cash equivalents, leaving the Company with approximately 3 months of runway. The stockholders of the Company plan to fund its operations for the duration of this offering. However, in order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We rely on other companies to provide components and services for our products.
We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could

significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Our business is subject to seasonal fluctuations.
Our business is subject to seasonal fluctuations in that our sales are typically higher during certain months, affecting performance during affected quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.
The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

The Units of SAFE will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. The Company may pay dividends to its existing and future holders of capital stock without triggering the SAFE or incurring additional liabilities or obligations to Purchasers.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Legal Matters
Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information
The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

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BUSINESS

Description of the Business
AERA sells luxury, handmade, vegan and sustainable footwear. It primarily conducts direct to consumer sales online through its website, but the company also works with retail partners at the wholesale level. The company designs timeless and seasonless women's and men's shoes, using Italian made, eco-friendly and all vegan materials, and then works with small, family owned, artisan footwear manufacturers in Veneto, Italy, the world's center of luxury shoe-making for centuries, to produce these shoes. The company then conducts an extensive Life Cycle Assessment (LCA) study on all its products, in cooperation with SCS Global Services, a leader in third-party environmental and sustainability certification, through which it measures and transparently presents the full environmental impacts of the manufacturing and transportation of its products. Finally, the company works with accredited third parties and invests in environmental Offsets that mitigate the aforementioned environmental impacts by 110%, including Global Warming Emissions and Fresh Water Use and Plastic Use, which allows the company to accurately claim that AERA shoes are Good for People and Good for the Planet. The products are Carbon Negative Certified and the company is also a pending B Corp.

Business Plan
The company does not expect to achieve positive EBITDA or net profit in the next 12 months. Based on our 3 year (2020-2022) plan, we expect the company to turn profitable in 2022. In the meantime, the company will focus on increasing direct-to-consumer online sales in the United States, and entering into more wholesale agreements with select retail partners around the world.

The Company's Products and/or Services

Product / Service	Description	Current Market
AERA luxury footwear	Handmade in Italy, luxury, vegan and 110% sustainable footwear.	We currently focus on both the direct-to-consumer and wholesale markets, primarily in the United States, with a more limited current focus on international sales.

Competition
Although no other luxury footwear brand that we know of can claim that they measure and present their full environmental impact, and then invest to offset it by 110%, thus being certified Carbon Negative, a number of brands offer footwear with a sustainable or ethical message. These include Taylor & Thomas, Veerah, Sydney Brown, Beyond Skin, Bhava, Mink and other companies that offer footwear in general or companies that provide products that they market as sustainable. We also consider Stella McCartney and similar companies to be competitors, although this particular and other similar brands are not focused on shoes.

In addition, the markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors, such as Chanel, Christian Louboutin, Jimmy Choo, Dolce & Gabbana and Gucci. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors, and we may not be able to compete successfully in either the socially conscious and sustainable product markets, or the broader consumer product market in general

Customer Base
Our initial focus is targeted primarily at women in the United States, but we also carry men's shoes and have begun to expand our international wholesale sales. We have initially targeted consumers who are 25 to 55 year who are eco-conscious, vegan, or sustainability or ethically focused.

Intellectual Property
The Company currently does not have any issued or pending patents or patent applications. The Company has submitted trademark applications for AERA in the United States, Canada, the European Union, the United Kingdom and China, but currently does not hold any issued trademarks.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. The Company may also be subject to the laws and regulations of other jurisdictions, including the laws of Italy and the European Union with respect to its manufacturing processes. These laws and regulations are subject to change.

Litigation
None

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$64,200
Administrative and Fixed Costs – Consultants fees, new employee hires, office and showroom rent costs, etc.	94.00%	$23,500	24.00%	$256,800
Digital Marketing and PR Costs – Develop concepts and create new advertising assets, invest in digital advertising, Public Relations (media and celebrities), Events, etc.	0%	$0	55.00%	$588,500
Popup Store Development and Initial Running Costs – develop modular materials for a popup store, initial setup and running costs until break even, etc.	0%	$0	15.00%	$160,500
Total	100.00%	$25,000	100.00%	$1,070,000

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Tina Bhojwani	Director and Chief Executive Officer	Over the past three years, Tina Bhojwani has primarily developed the AERA brand and built the framework for the Company as its Chief Executive Officer. Prior to joining AERA, Ms. Bhojwani was the President of North American operations at Dolce & Gabbana, an internationally renowned fashion brand. Prior to Dolce & Gabbana, Ms. Bhojwani spent nearly 20 years at Theory and Donna Karan in high level positions.	Ms. Bhojwani received her Bachelors of Science and Business Administration from Georgetown University.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any full-time employees, as Ms. Bhojwani and others provide services through consulting relationships.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding/Face Value	6,875,000
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	55%

Type of security	Series Seed Preferred Stock
Amount outstanding/Face Value	5,625,000
Voting Rights	1 vote per share
Anti-Dilution Rights	Broad-based weighted average anti-dilution protection
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	45%

Type of security	SAFE
Amount outstanding/Face Value	$355,000
Voting Rights	None
Anti-Dilution Rights	None
Other Material Terms	30% Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This SAFE will convert into preferred equity of the Company upon a bona fide preferred stock financing of the Company
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Not applicable

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The Company has the following debt outstanding:

Type of debt	Unsecured
Amount outstanding	$300,000
Interest Rate and Amortization Schedule	0% interest
Description of Collateral	None
Other Material Terms	The Company has an outstanding, non-convertible, uncollateralized, interest free loan from Humble Holdings S.A., extended as loan on September 9, 2019 in order to finance operations of the Company.
Maturity Date	The maturity of this debt is as follows: The Company shall repay the loan in full on the earlier of: (1) September 9, 2020; (2) within five (5) calendar days as from the receipt by the Company of at least $2,000,000 and until full repayment of the utilized loan(s); or (3) upon occurrence of an event of default, which includes the declaration of bankruptcy by the Company or the insolvency of the Company. The lender will extend the payment terms of the loan to facilitate the Company's operations following a Crowdfunding Raise, and does not intend to request repayment under either 1 or 2 until additional funds are raised or the company increases its sales in a sufficient manner to fund its ongoing operations.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Humble Holdings S.A.	5,625,000 shares of Series Seed Preferred Stock	45%
Global Lifestyle Consulting, LLC, a consulting firm wholly owned and managed by the Company's Chief Executive Officer, Tina Bhojwani	4,375,000 shares of Common Stock	35%
CJ Consulting 18 Corp., a consulting firm wholly owned and managed by the Company's lead designer, Jean-Michel Cazabat	2,500,000 shares of Common Stock	20%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
The Humble Shoe Company, Inc. (d.b.a. AERA)] (the "**Company**") was incorporated on November 16, 2018 under the laws of the State of Delaware, and is headquartered in New York, New York. AERA sells luxury, handmade in Italy, vegan and sustainable footwear. It primarily conducts direct to consumer sales, primarily online through its website, but the Company also sells to retail partners at the wholesale level. The company designs timeless and seasonless women's and men's shoes, using Italian made, eco-friendly (as much as possible) and all vegan materials, and then works with small, family owned, artisan footwear manufacturers in Veneto, Italy, (the world's center of luxury shoe-making for centuries,) to produce these shoes. The company then conducts an extensive Life Cycle Assessment (LCA) study on all its products, in cooperation with SCS Global Services, a leader in third-party environmental and sustainability certification, through which it measures and transparently presents the full environmental impacts of the manufacturing and transportation of its products. Finally, the company works with accredited third parties and invests in environmental offsets that mitigate the aforementioned environmental impacts by 110%, including Global Warming Emissions and Fresh Water Use and Plastic Use, which allows the company to accurately claim that AERA shoes are "Good for People and Good for the Planet." The products are Carbon Negative Certified and the company is also a pending B Corp.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of September 2nd, 2020, the Company had $90,544 in aggregate cash and cash equivalents, leaving the Company with approximately 3 months of runway. The stockholders of the Company plan to fund its operations for the duration of this offering.

Description of Common Stock

The common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Our certificate of incorporation that will be in effect upon the completion of this offering will not provide for cumulative voting for the election of directors.

Except as otherwise will be expressly provided in our certificate of incorporation that will be in effect upon the completion of this offering or required by applicable law, all shares of common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects for all matters; subject, however, to the rights, preferences and privileges of the Series Seed Preferred Stock.

Description of Preferred Stock

Our Preferred Stock, including our Series Seed Preferred Stock, is entitled to certain protective provisions, preferential liquidation rights and other similar rights, as described more fully in our certificate of incorporation that will be in effect upon the completion of this offering.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds".

The Company currently does not have any additional outside sources of capital other than the proceeds from this Offering.

Description of Indebtedness

The Company has an outstanding, non-convertible, uncollateralized, interest free loan from Humble Holdings S.A., extended as loan on September 9, 2019 in order to finance operations of the Company, in the amount of $300,000.00. The maturity of this debt is as follows: The Company shall repay the loan in full on the earlier of: (1) September 9,

2020; (2) within five (5) calendar days as from the receipt by the Company of at least $2,000,000 and until full repayment of the utilized loan(s); or (3) upon occurrence of an event of default, which includes the declaration of bankruptcy by the Company or the insolvency of the Company. The lender will extend the payment terms of the loan to facilitate the Company's operations following a Crowdfunding Raise, and does not intend to request repayment under either 1 or 2 until additional funds are raised or the company increases its sales in a sufficient manner to fund its ongoing operations.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future, outside of potentially launching a pop-up store in New York City to further increase awareness about the AERA brand.

Valuation

The Company has ascribed no pre-Offering valuation of the securities, and the securities are priced arbitrarily. For option pricing purposes, the Company did engage an independent, third-party valuation expert, though the Company does not believe that valuation is applicable to the current Offering.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures:

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Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series Seed Preferred Stock	$800,000	5,625,000	1) Market research 2) Design, prototyping, samples and testing 20 styles of shoes 3) Brand creation and trademark work 4) Supply chain setup: shipping, customs clearance and warehousing 5) Customer Service setup: ordering, payments, shipping and returns 6) Production and shipment of 2,000 pairs of shoes to date 7) Completed and published LCA studies on all shoes produced to date 8) Environmental offsets covered for all production to date. 9) Website creation 10) Marketing activities 11) General management costs 12) Showroom and Office rent	November 16, 2018	Section 4(a)(2)
SAFE	$355,000 in the aggregate	6	1) Ongoing operational costs 2) Marketing activities and New campaign creation 3) General management costs 4) Showroom and Office rent	January 23, 2020, March 12, 2020, May 14, 2020, June 23, 2020, September 1, 2020	Section 4(a)(2)

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THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"), under Regulation CF (this "**Offering**") for a total of $1,070,000 (the "**Maximum Offering Amount**"). The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Offering Amount**") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by December 1, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.** Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.** The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the December 1, 2020 (or such earlier time the Company designates pursuant to Reg. CF Rule 304(b) ("**Offering Deadline**")), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

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Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $100.00.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as <u>Exhibit E</u>, in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 14,000,000 shares of common stock, par value $0.0001 per share, of which 6,875,000 common shares will be issued and outstanding, and 5,625,000 shares of Series Seed Preferred Stock, par value $0.0001 per share, all of which will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient of $5,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

OR

(b) the lowest price per share of the securities sold in such Equity Financing.

The price (either (a) or (b)) (determined immediately above) shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

If the Securities are not converted, the more preferable conversion found above will be deemed the first equity financing price "*First Equity Financing Price*".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $5,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most

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recently issued preferred stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Pro-Rata Rights of Major Investors

Certain Investors of the Securities, "Major Investors", will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $107,000 or greater in the Offering will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) are issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000), of such, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "***Pro-Rata Rights of Major Investors***", above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

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In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

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Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: The Company's Chief Executive Officer, Tina Bhojwani, offers her services to the company through a Consulting Agreement between the Company and the consulting firm she owns, Global Lifestyle Consulting, LLC, or GLC Consulting. GLC Consulting owns approximately 35% of the currently outstanding capitalization of the Company, as well as a SAFE in the amount of $40,000. Jean-Michel Cazabat, the Company's lead designer, offers his services to the company through a Consulting Agreement between the Company and the consulting firm he owns, CJ Consulting 18 Corp., or CJ Consulting. CJ Consulting owns approximately 20% of the fully diluted capitalization of the Company. The Company's largest stockholder, Humble Holdings S.A., also owns 5 outstanding SAFEs in the Company, totaling $315,000, and has made an Interest Free Loan to the company.

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EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE *ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

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Disclaimer of Television, Radio, Podcast and Streaming Presentation

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

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EXHIBIT C
Financials

THE HUMBLE SHOE COMPANY INC.
Financial Statements
For the Period from November 16, 2018 to December 31, 2018
Together With Accountant's Review Report

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Shareholders of the Humble Shoe Company Inc.:

We have reviewed the accompanying financial statements of the Humble Shoe Company Inc., which comprise the balance sheet as of December 31, 2018, and the related statements of income and retained earnings, and cash flows for the period from November 16, 2018 to December 31, 2018. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

Raines & Fischer LLP

New York, New York
April 16, 2020

THE HUMBLE SHOE COMPANY INC.
Balance Sheet
December 31, 2018

ASSETS

Current Assets:

Cash	$	103,484
Total Current Assets		103,484

Other Assets:

Subscriptions receivable	437
Total Other Assets	437

Total Assets	$	103,921

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

Accounts payable and accrued expenses	$	31,217
Total Current Liabilities		31,217

Shareholders' Equity

Common stock, $0.0001 par value 14,000,000 shs authorized, 4,375,000 issued	437
Preferred stock, no par value	200,000
Retained earnings/(deficit)	(127,733)
Total Shareholders' Equity	72,704

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	103,921

See accountant's review report and notes to financial statements.

THE HUMBLE SHOE COMPANY INC.
Statement of Income and Retained Earnings
For the Period from November 16, 2018 to December 31, 2018

Net Sales	$ -
Cost of goods sold	
Samples	38,310
Total cost of goods sold	38,310
Gross profit/(deficit)	(38,310)
Selling, general, and administrative expenses	
Outside services	40,000
Advertising and promotions	26,000
Legal and professional	13,333
Travel and lodging	6,090
Showroom	4,000
Total expenses	89,423
Net income/(loss)	(127,733)
Retained earnings/(deficit) - beginning of period	-
Retained earnings/(deficit) - end of period	$ (127,733)

See accountant's review report and notes to financial statements.

THE HUMBLE SHOE COMPANY INC.
Statement of Shareholder Equity
For the Period from November 16, 2018 to December 31, 2018

	Common Stock		Preferred Stock				
	Shares	Par Value	Shares	Issue Price	Issued Value	Retained Earnings/(Deficit)	Total Shareholders' Equity
Beginning Balance	-	-	-	-	-	-	-
Issuance of common stock	4,375,000	437	-	-	-	-	437
Issuance of preferred stock	-	-	1,406,250	0.14222	200,000	-	200,000
Net Income/(Loss)	-	-	-	-	-	(127,733)	(127,733)
Ending Balance	4,375,000	$ 437	1,406,250	0.14222	$ 200,000	$ (127,733)	$ 72,704

See accountant's review report and notes to financial statements.


THE HUMBLE SHOE COMPANY INC.
Statement of Cash Flows
For the Period from November 16, 2018 to December 31, 2018


Cash Flows From Operating Activities:		
Net income/(loss)	$	(127,733)
Adjustments needed to reconcile net income/(loss) with net cash provided/(used) by operating activities:		
Increase/(decrease) in accounts payable		31,217
Net cash provided/(used) by operating activities		(96,516)
Cash Flows From Financing Activities:		
Increase in preferred stock subscriptions		200,000
Net cash provided/(used) by financing activities		200,000
Net increase/(decrease) in cash		103,484
Cash – beginning of period		-
Cash – end of period	$	103,484
Supplementary disclosure of cash flow information:		
Interest expense	$	-
Corporate taxes paid	$	-


See accountant's review report and notes to financial statements.


(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization:

The Humble Shoe Company, Inc. ("the Company"), was incorporated under the laws of the State of Delaware on November 16, 2018. The Company is engaged in the business of producing and distributing luxury footwear products with materials from sustainable sources, primarily in the United States.

Basis of Accounting

The Company uses the accrual basis of accounting for both financial reporting and income tax reporting purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company's trade accounts receivable are recorded at amounts billed to customers, and presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company. As of December, 31, 2018 the accounts receivable balance was $-0-.

Merchandise Inventory

Inventory is valued at the lower of cost or market on first-in first-out basis. In calculating the inventory allowance, the Company measures the difference between the cost and market value of the inventory based upon a formula that considers the quantities of certain raw materials on hand and the historical usage of these items.

Marketing, Promotions, and Advertising

The Company expenses the cost of marketing, promotions, and advertising as incurred. The expense for the period ended December 31, 2018 was $26,000 for such expenses.

THE HUMBLE SHOE COMPANY INC.
Notes to the Financial Statements
December 31, 2018

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Generally accepted accounting principles in the United States of America require the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined that there are no uncertain tax positions that require financial statement recognition. The Company's tax returns remain open for examination by tax authorities for a period of three years from when they are filed.

(2) COMMITMENTS AND CONTINGENCIES

Concentration of Credit Risk for Cash Held in Bank

The Company maintains its cash in bank deposit accounts which at times may exceed $250,000 – the maximum amount insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts. The financial institutions have strong credit ratings and the Company believes that credit risk related to these accounts is minimal.

Showroom

As part of a consulting agreement commencing November 2018 for a term of 24 months, the Company committed to a $2,000 per month payment for use of the consultant's showroom.

(3) SUBSEQUENT EVENTS

Subsequent events have been evaluated through April 16, 2020, which is the date the financial statements were available to be issued.

Effective July 1, 2019, the Company leases office space from one of its shareholders under one year lease term. Rent expense is currently $5,000 per month.

On September 9, 2019, the Company executed a bridge loan facility agreement with its preferred shareholder. This loan, in the amount of $300,000 is interest free due to its short term nature, and is payable on the earlier of receipt of second round financing by the Company, or September 9, 2020.

THE HUMBLE SHOE COMPANY INC.
Financial Statements
For the Year ended December 31, 2019
Together With Accountant's Review Report

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Shareholders of the Humble Shoe Company Inc.:

We have reviewed the accompanying financial statements of the Humble Shoe Company Inc., which comprise the balance sheet as of December 31, 2019, and the related statements of income and retained earnings, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

Raines & Fischer LLP

New York, New York
April 16, 2020

THE HUMBLE SHOE COMPANY INC.
Balance Sheet
December 31, 2019

ASSETS

Current Assets:

Cash	$	11,928
Inventory		164,210
Total Current Assets		176,138

Other Assets:

Subscriptions receivable		437
Total Other Assets		437
Total Assets	$	176,575

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

Loan payable - shareholder	$	300,000
Total Current Liabilities		300,000

Shareholders' Equity

Common stock, $0.0001 par value 14,000,000 shs authorized, 4,375,000 issued		437
Preferred stock, no par value		800,000
Retained earnings/(deficit)		(923,862)
Total Shareholders' Equity		(123,425)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	176,575

See accountant's review report and notes to financial statements.

THE HUMBLE SHOE COMPANY INC.
Statement of Income and Retained Earnings
For the Year Ended December 31, 2019

Net Sales	$	63,353
Cost of goods sold		
Product costs		20,494
Total cost of goods sold		20,494
Gross profit/(deficit)		42,859
Selling, general, and administrative expenses		
Oustide labor		267,700
Advertising and marketing		181,669
Rent		30,000
Showroom		16,000
Product development		24,915
Reimbursable expenses		18,016
Legal and professional		13,968
Shipping and warehouse		12,756
Office supplies and expense		5,454
Computer and technology		4,177
Bank and credit card fees		2,488
Insurance		2,137
Corporate fees		498
Total expenses		579,777
Operating income/(loss)		(536,918)
Other income/(expenses)		
Start-up costs		(259,211)
Net income/(loss)		(796,129)
Retained earnings/(deficit) - beginning of period		(127,733)
Retained earnings/(deficit) - end of period	$	(923,862)

THE HUMBLE SHOE COMPANY INC.
Statement of Shareholder Equity
For the Year Ended December 31, 2019

| | Common Stock | | Preferred Stock | | | | |
	Shares	Par Value	Shares	Issue Price	Issued Value	Retained Earnings/(Deficit)	Total Shareholders' Equity
Beginning Balance	4,375,000	437	1,406,250	0.14222	200,000	(127,733)	72,704
Issuance of common stock	-	-	-	-	-	-	-
Issuance of preferred stock	-	-	4,218,750	0.14222	600,000	-	600,000
Net Income/(Loss)	-	-	-	-	-	(796,129)	(796,129)
Ending Balance	4,375,000 $	437	5,625,000	0.14222 $	800,000	$ (923,862)	$ (123,425)

THE HUMBLE SHOE COMPANY INC.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows From Operating Activities:		
Operating income/(loss)	$	(796,129)
Adjustments needed to reconcile net income/(loss) with net cash provided/(used) by operating activities:		
(Increase)/decrease in inventory		(164,210)
Increase/(decrease) in accounts payable		(31,218)
Net cash provided/(used) by operating activities		(991,557)
Cash Flows From Financing Activities:		
Increase in preferred stock subscriptions		600,000
Proceeds from loan payable - shareholder		300,000
Net cash provided/(used) by financing activities		900,000
Net increase/(decrease) in cash		(91,557)
Cash – beginning of period		103,484
Cash – end of period	$	11,928
Supplementary disclosure of cash flow information:		
Interest expense	$	-
Corporate taxes paid	$	-

THE HUMBLE SHOE COMPANY INC.
Notes to the Financial Statements
December 31, 2019

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization:

The Humble Shoe Company, Inc. ("the Company"), was incorporated under the laws of the State of Delaware on November 16, 2018. The Company is engaged in the business of producing and distributing luxury footwear products with materials from sustainable sources, primarily in the United States.

Basis of Accounting

The Company uses the accrual basis of accounting for both financial reporting and income tax reporting purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company's trade accounts receivable are recorded at amounts billed to customers, and presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company. As of December, 31, 2019 the accounts receivable balance was $-0-.

Merchandise Inventory

Inventory is valued at the lower of cost or market on first-in first-out basis. In calculating the inventory allowance, the Company measures the difference between the cost and market value of the inventory based upon a formula that considers the quantities of certain raw materials on hand and the historical usage of these items.

Marketing, Promotions, and Advertising

The Company expenses the cost of marketing, promotions, and advertising as incurred. The expense for the period ended December 31, 2019 was $181,669 for such expenses.

Start-up costs

Generally accepted accounting principles in the United States of America require the Company to expense start-up costs as incurred.

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Generally accepted accounting principles in the United States of America require the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined that there are no uncertain tax positions that require financial statement recognition. The Company's tax returns remain open for examination by tax authorities for a period of three years from when they are filed.

(2) LOAN PAYABLE - SHAREHOLDER

On September 9, 2019, the Company executed a bridge loan facility agreement with its preferred shareholder. This loan, in the amount of $300,000 is interest free due to its short term nature, and is payable on the earlier of receipt of second round financing by the Company, or September 9, 2020.

(3) COMMITMENTS AND CONTINGENCIES

Concentration of Credit Risk for Cash Held in Bank

The Company maintains its cash in bank deposit accounts which at times may exceed $250,000 – the maximum amount insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts. The financial institutions have strong credit ratings and the Company believes that credit risk related to these accounts is minimal.

Rent

Effective July 1, 2019, the Company leases office space from one of its shareholders for a term of 1 year. Rent expense is currently $5,000 per month.

Showroom

As part of a consulting agreement commencing November 2018 for a term of 24 months, the Company committed to a $2,000 per month payment for use of the consultant's showroom.

(4) MAJOR CUSTOMERS

One customer accounted for approximately 7% of net sales for the year ended December 31, 2019.

(5) SUBSEQUENT EVENTS

Subsequent events have been evaluated through April 16, 2020, which is the date the financial statements were available to be issued.

EXHIBIT D

Offering Page found on Intermediary's Portal.

 **Republic**

Company Name	AERA



Logo

Headline   Luxury, vegan and 110% sustainable footwear.

Cover photo



Hero Image



Tags

Pitch text

Summary

- Certified vegan, "110% sustainable", luxury footwear, handmade in Italy
- Tapping into the $290B global personal luxury goods market
- 80% Online D2C / 20% Wholesale business model
- Scientifically measure and present all environmental impacts of each pair
- Then invest to offset all environmental impacts by 110%
- Co-founded and managed by fashion industry veterans
- $1.305M in investment to date

Problem

Fashion is costing the Earth. Literally.

Fashion is a massively polluting industry that is accelerating the pace of climate change, often mistreats workers and abuses animals.


NEGATIVE IMPACT AREAS OF THE FASHION INDUSTRY
RESOURCES DEPLETION
CLIMATE CHANGE
ANIMAL SUFFERING
WATER POLLUTION
FOOD INSECURITY
AIR POLLUTION
HABITAT DESTRUCTION
HUMAN RIGHTS ABUSES

The fashion industry is the second-largest consumer of water worldwide, produces 20% of global wastewater and is responsible for 10% of global carbon emissions - more than all international flights and maritime shipping combined. If nothing changes, by 2050 the fashion industry will use up a quarter of the world's carbon emissions budget.

The effects of climate change are happening *right now*: ice caps *are* shrinking, global water shortages *are* happening, sea levels *are* rising and the weather *has* become less predictable than ever before. Something needs to be done – and sooner rather than later. Otherwise, the world as we know it could quickly become a very different place, and not for the better.

Then there is the human cost of fashion: many workers are often paid inadequate wages and forced to work long hours in appalling conditions. A lot of fashion brands are produced in third world countries, where workers' rights are often overlooked.

Finally, the use of animal derived materials by the fashion industry, such as leather (exotic or not) and fur, raises additional concerns. Not only does it significantly contribute to fresh water pollution and global warming, but it also raises significant ethical questions regarding the abuse of animals.

Yet, people will always love fashion, and especially luxury fashion. There must be a better way…

Solution

AERA: Certified Vegan and 110% sustainable luxury footwear

AERA is leading the luxury footwear industry forward by placing equal value on product, people and the planet. With timeless designs that are ethically crafted from certified vegan materials, we strive to make sustainability the new normal.



AERA's philosophy has been built on three principles, and everything we do adheres to them. Our principles are even described in our Certificate of Incorporation as a Delaware Public Benefit Corporation.

1. "**Good for You**": Our shoes are beautifully designed, of the highest quality and comfort, accessible (*within the luxury market segment*) and timelessly fashionable. And knowing that by buying a pair of AERA shoes you are "looking good" but also "doing good" makes customers "feel good" too.

2. "**Good for People**": We only work with highly ethical, like-minded suppliers, who pay their employees, at the least, a living wage. We will share our success with all our employees and invest in their well-being.

3. "**Good for the Planet**": We use high quality, vegan, eco-friendly materials and processes, as much as possible, without jeopardizing our first principle. We then scientifically measure all the environmental impacts of our shoes, transparently present them via our website, and then work with certified third parties to **offset these impacts by 110%**, thus not only reversing all our negative impacts, but actually leaving the planet better off.

AERA offers luxury without guilt. 100% luxury footwear that are cruelty free, ethically crafted by Italian artisans and 110% sustainable.



Product

Luxury footwear without a footprint

Handmade with care by local artisans in Veneto, Italy. Certified vegan. Measuring and offsetting our environmental impacts by 110%. That's what "100% Luxury 110% Sustainable" footwear means.

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Our luxury shoes are designed by our co-founder Jean-Michel Cazabat, a world renowned shoe designer, to be timeless and seasonless, so that they can be enjoyed for many years. We believe that this should be the first step of any truly sustainable fashion brand.

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We source all of our vegan materials from Italian suppliers, so as to guarantee their quality, ensure that they have been ethically produced, and to minimize their transportation impacts to the environment. Each pair of our shoes is handmade over two days, by true artisans in family operated factories in the Veneto region of Italy, the birthplace of luxury shoe making. Our supply chain has been tested over our test-launch phase in 2019, and is scalable to cover our planned needs.

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Our product line consists of **15 timeless and seasonless Women's** and 5 Men's styles - *although we have now decided to focus on women's shoes for the next phase of our development*. Prices range from $325 for ballerinas to $695 for knee-high boots. We created a line of **timeless and seasonless essentials** to avoid taking part in the seasonal markdown calendar. We intend to thoughtfully introduce more styles in the future, always under a "less is more" philosophy.



We use natural, recycled and synthetic materials. Currently, on average, our shoes' materials consist of 50% natural (such as cotton and wood) and 50% synthetic materials, some of which are recycled. **We aim to continuously improve the eco-friendliness of our materials, as better alternatives become available**, without compromising on quality and aesthetics.

We have a strong relationship with our main materials' supplier, who has over 60 years of experience pioneering vegan leather alternatives. Together, we are innovating on materials that are not only vegan, but look identical to their non vegan counterparts.



Our shoe boxes are of equivalent quality to any luxury shoe box, however, ours are made in Italy, of material that contains 40% post-consumer recycled waste and 15% residues of organic waste. The paper used is FSC certified and GMO free, and is produced with EKOenergy, resulting in a 20% reduction in carbon emissions. Inside the box, you will find 100% post-consumer-waste recycled tissue paper and our 100% Global Organic Textile Standard certified cotton dust bag.

Traction

Loved by Press and Celebrities

AERA has already been featured in some of the biggest publications in the world, including *Vogue, Forbes, O the Oprah Magazine, People* and *Elle*. We are establishing a reputation for accessible luxury, sustainable, handmade, vegan shoes. *Please see the "Press" section for all of our coverage.*



We have also established a strong celebrity following. Celebrities love the idea of gorgeous, luxury, vegan and sustainable shoes.


Celebrities are loving AERA
Meryl Streep
Brittany Snow
Nikki Reed
Emma Roberts
Brie Bella

During our soft launch (June to December 2019), when we tested our operations and sales setup, we achieved $63k in sales (*165 pairs, average per pair net price $384*). In 2020, and while we have not yet invested in a full launch (given the circumstances since February), we have already achieved about $47.5K in sales (Jan-Apr).

Customers

Fashion-forward consumers who care about looking good and doing good


Luxury footwear
without a footprint
AERA

According to the 2019 edition of *Pulse of the Fashion Industry*, published by the Global Fashion Agenda, Boston Consulting Group and Sustainable Apparel Coalition, **75% of (fashion) consumers surveyed view sustainability as extremely or very important**. **More than a third** of consumers report they have already switched from their preferred brand to another because it credibly stands for positive environmental and/or social practices. **More than 50%** of consumers plan to switch brands in the future if another brand acts more environmentally and socially friendly than their preferred one. However, consumer considerations of sustainable practices are not yet powerful enough to be the most important driver of purchasing behavior. For 7% of consumers, "sustainability" is the key purchasing criterion, while 23% prioritize "high quality", 17% "looking successful" and 16% "receiving good value for money".

AERA has been built to satisfy **all of the above**: we offer luxury, high quality, handmade in Italy, vegan and 110% sustainable footwear, that are gaining traction with celebrities and the press, and are priced much more competitively vs. comparable luxury footwear brands.

Customer Testimonials

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WHAT OUR CUSTOMERS SAY ABOUT US
"Being in the fashion business for 25+ years
I am always on the search for products of high
quality artisanal craftsmanship, creative design,
a strong price value relationship and made
by brands with an ethical corporate culture
of genuine social and environmental sustainability.
When discovering AERA and learning about
their mission & values it ticked all the boxes
and especially after wearing the products,
I am a fan. Love the boots, great classic
style/colors for the office or fashion forward
options for nights out."


WHAT OUR CUSTOMERS SAY ABOUT US
"AERA has found a way to marry whimsy,
style, sustainability and comfort all into one.
I am obsessed with the Audrey for everyday
— walking around town, for meetings, travel
and anytime I need a skip in my step.
And the Alexandra is pure fun and fancy!
I love the shoes and what the brand stands for.
Thank you AERA for helping all of us take
the right step forward."


WHAT OUR CUSTOMERS SAY ABOUT US
"These shoes and this company are wonderful!
First, the shoes. I love the different styles
and the color choices. I am always in search
of the "perfect nude" and I found it at AERA.
I am loving my Audreys and Olivias!
Next, this company. 110% sustainable
has never been so fashionable both literally
and environmentally speaking. I appreciate
the efforts AERA has made to be mindful
of their impact from start to finish.
Well done AERA!"


WHAT OUR CUSTOMERS SAY ABOUT US
"Dear Team AERA,
A huge thank you for creating shoes that
are not only chic and beautiful but incredibly
comfortable too! I have so many pairs of AERA
shoes, ranging from your ballerinas to your boots,
and I can honestly say they are the favorite
go-to's in my closet. Especially in today's world,
I feel better knowing that I am supporting a brand
that has the planet and our future at the forefront
of its mission.
Thank you!"

Business Model

Primarily Online & D2C

AERA's first stage business model is built as 80% online (and pop-up store) D2C in the US only, and 20% wholesale (US and International) in order to make the brand more widely available.

Shoppers can purchase our shoes directly online from our website - **www.aeranewyork.com** - and this helps our pricing be competitive vs. other luxury footwear brands. Currently, we ship to all US States only. Prices range from $325 to $695, which is much less expensive than comparable handmade-in-Italy, luxury footwear brands, that have no or limited sustainability claims. We offer free shipping and returns on all orders, and we offset all associated environmental impacts. Our pricing includes all the costs of measuring and offsetting each pair's environmental impacts by 110%.



	PUMPS	HEELED SANDALS	KNEE HIGH BOOTS	DERBIES	LOAFERS	ANKLE BOOTS
AERA	$375	$375	$695	$345	$325	$495
	Manolo Blahnik $695	Gianvito Rossi $895	Jimmy Choo $1,350	Christian Louboutin $850	Gucci $695	Saint Laurent $895

We believe that a truly sustainable business model cannot be a part of the vicious cycle which is the seasonal markdown calendar of the fashion industry. Thus, our styles are timeless and seasonless, and we intend to have the same styles available for a long time, and will only carefully introduce new styles once we reach a wider audience. We plan, on average, to sell each pair D2C at a 12.5% discount - *our 2019 test phase sales were at an average of just 6% discount.*

We plan to launch a pop-up location in NYC, when the conditions are right, using a modular, sustainable setup that can then be transported and used in popups in other major US cities. In this way, we can offer our customers an omnichannel experience.

We plan for 20% of our sales to come from wholesale, either to brick & mortar or online retailers. To date we've had discussions with retailers such as Nordstrom, Farfetch and Net a Porter. In addition, we are considering international wholesale partnerships as well. In February 2020, we delivered 243 pairs to Bloomingdale's Dubai and Ounass.ae in the Middle East. Our CEO's strong international expansion experience and network guarantees our international potential.



AERA in Bloomingdale's Dubai

Based on the above 80-20 planned sales split, our average gross margin is planned at **67%.**

Our 3 year plan (2020-2022) takes the company profitable, with an 18% Net Margin, in 2022. Overall, under our planned financial model, **the company can break even once we hit the 10k pairs per year mark**. For comparison purposes, in 2018, **2.4 billion pairs of shoes were sold in the US alone**.

AERA 3 YEAR PLAN 20-22

(in $000s)	TEST PHASE (1) JUN-DEC 19	FY20 (2)	FY21	FY 22
Sales in $	$63.4	$380	$1,800	$5,000
Sales in Pairs	189	1,200	4,900	13,600
% Growth		n/a	244%	178%
Gross Profit	$42.9	$250	$1,200	$3,370
% Margin	67.7%	66%	67%	67%
SG&A (3)	$839	$950	$1,840	$2,470
Net Income	-$796	-$700	-$640	$900

(1) Launched mid-June 2019 online only, with limited styles. 6 months in FY19 used as a product and operational test, aiming for a true business launch in Full Year 2020.
(2) FY20 projections have been adjusted to reflect the impact of the COVID-19 on Q1 and Q2 as well as the rest of the year.
(3) Selling, general, and administrative expenses, including Start-up costs.

Market

Sustainable and vegan brands are evolving into a mega trend

Sustainability is becoming a big trend in the fashion industry, as environmental concerns are increasingly top-of-mind for consumers.

In a recent study, Nielsen predicts that by 2021 the US sustainability market will reach **$150B**. "*Nearly half (48%) of U.S. consumers say they would definitely or probably change their consumption habits to reduce their impact on the environment. Since 2014, these influential shoppers have grown sustainable product sales by nearly 20%, with a compound average growth rate (CAGR) that's four times larger than conventional products (3.5% vs -1.0% comparatively)*"


SUSTAINABLE PRODUCT SALES IN THE U.S.
$ in billions
2014
2015
2016
2017
2018 YTD
2019F
2020F
2021F

A 2019 survey led by Hotwire found that 47% of internet users worldwide had ditched products and services from a brand that violated their personal values. Protecting the environment topped that list. US shoppers also said they wanted to do business with retailers that were environmentally conscious. Fully, 47% of consumers surveyed said so.

In 2019, 32 fashion companies, including Chanel, Ralph Lauren, and Prada, as well as fast fashion players like H&M Group and Zara, signed the Fashion Pact, a non legally binding agreement to combat greenhouse gasses and emphasize sustainability in the industry . This shows that sustainability, which was just a niche concern a few years ago, is now a top industry priority.

Based on a 2018 Bain & Co. global market study, the Personal Luxury Goods market (*luxury footwear is part of this segment*) is valued at **$290B globally**, and is growing at 6% annually. Overall, shoes and jewelry were the top luxury growth categories, gaining 7% each, followed by hand-bags and beauty. Luxury sales in the Americas reached **$90 billion**, representing a growth rate of 5%. Online luxury shopping continued to accelerate in 2018, growing 22% to nearly **$30 billion**; it now represents 10% of all luxury sales. The American market made up 44% of these online sales.

Finally, the vegan shoes market is large and growing as well. According to a Feb 2020 report conducted by Grand View Research Inc., "*the global synthetic leather market size was valued at $29.2 billion in 2019 and is projected to expand at a revenue-based CAGR of 7.8% during the forecast period (2020-2027). Increasing demand from the footwear sector is expected to be a key factor propelling the growth*".

AERA is positioned within all 3 of these globally growing trends, as a luxury, vegan and sustainable footwear brand.

(for Sources please see FAQ section)

Competition
Luxury, vegan and sustainable is a less crowded space

AERA fills a large void in the footwear market as the only brand positioned as both LUXURY and SUSTAINABLE, that is also accessibly priced and vegan.

When designing the brand proposition, we found only a handful of established brands in the luxury, vegan and sustainable footwear space. Our "110% Sustainable" philosophy and execution (*LCA and Offsets*) sets us apart and ahead of other brands as far as sustainability is concerned, while our disruptive pricing - nearly 50% less vs. established luxury brands - sets us apart as well.



We believe that we have positioned ourselves in a new space within the industry, with little direct competition, and with a combination of product, price and brand philosophy which, combined, are superior to what the competition is offering.

Vision
Leading the fashion industry forward by placing equal value on Product, People and the Planet

Luxury, vegan and sustainable footwear is only the beginning.



To date, we have worked to bring the brand to full-launch-ready mode. We have product in our warehouse in New Jersey, the right people on the team, a great marketing message and materials (*"Luxury footwear without a footprint"*) and a great plan. We have made waves with both the press and celebrities. We have completed and published all the Life Cycle Assessment work and have invested in certified Offsets for all the shoes produced to date. We have already gained listings with international retail partners, like Bloomingdale's in Dubai. Based on our Public Benefit Corporation status, we have earned the "Pending B-Corporation" certification from B Lab, and will work on attaining full certification as a B-Corp over the coming months.



Over the next months, we will focus investment on:

- Creating content for our social and digital media
- Executing a well focused digital media advertising plan
- Developing our first pop-up shop in New York City
- Further developing our press and celebrity endorsements
- R&D of new styles based on even more eco-friendly materials

We will also continue the discussions with potential, select retail partners, in and outside the US, in order to further expand the brand's presence in both online and brick & mortar retailers, aiming to maintain a 80% D2C - 20% wholesale sales balance.

Once our brand has been established enough and has gained a significant following, we intend to expand the proposition "*luxury, vegan and 110% sustainable*", gradually and selectively, into additional, relevant product categories, such as handbags and accessories.

Ultimately, we want to build, from the ground up, the world's first "**100% Luxury | 110% Sustainable**" fashion brand, and prove that luxury and sustainability can harmoniously, and profitably, coexist.

Investors

$1.305M in funding to date

Co-Founder and Investor Alvertos Revach has funded $1.305M to date through his Luxembourg based PE vehicle "Humble Holdings S.A.". $800K have been invested through Seed Series Preferred Stock, $205k through SAFEs and $300k through a non-convertible IFL.

The investment to date has been deployed to bring AERA to full launch ready status:

1. Initial market research.
2. Design, prototyping, samples and testing of 20 styles of shoes.
3. Brand creation and trademark work.
4. Supply chain setup: shipping, customs and warehousing.
5. Customer service setup: ordering, payments, shipping and returns.
6. Website setup and testing.
7. Marketing campaign and materials creation.
8. Production of 2,000+ pairs of shoes as first run.
9. Completed and published Life Cycle Assessment study on all shoes produced to date.
10. Environmental offsets fully covered for all production to date.

Founders

Founded and managed by 3 highly experienced professionals, with proven track records in the fashion, design and business spaces

Tina Bhojwani - Co-Founder & CEO



Fashion executive **Tina Bhojwani** has held key leadership
roles at global fashion brands including **Donna Karan** (*Director International Sales & Marketing*), **Theory** (*Senior Vice President*) and **Dolce & Gabbana** (*President, North America*). Throughout her 20+ year career, she has seen the impact of fashion on people and the planet, and recognizes the need for change not only as a business imperative, but more importantly as a deeply human one. She built AERA as a platform to address these environmental and social challenges, with the hope of making its practices the new normal in fashion. With AERA, she aspires to show consumers that style, design and quality can be analogous with sustainability.

Jean-Michel Cazabat - Co-Founder & Creative Director



Designer **Jean-Michel Cazabat** has spent his career immersed in luxury footwear. He was the president of **Stephane Kélian** and the creative director of **Charles Jourdan** prior to launching his eponymous brand in 2000. The birth of his daughter Aria five years ago brought about a greater consciousness of the world and the future of our planet, and he began to think about a new project centered around sustainability. Jean-Michel's tremendous experience, as well as relationships with suppliers and factories in Italy, brought AERA to life.

Alvertos Revach - Co-Founder, Investor & Sustainability Advisor



Entrepreneur **Alvertos Revach** ran his multi-million dollar premium beverages import, marketing and distribution company in Greece for 20 years, prior to starting his investment company, Humble Holdings, in Luxembourg in 2016, as **an investment vehicle for truly sustainable businesses**. He believes that businesses should take the lead in undoing the harm caused to the planet and its people, by making sustainability the right and easy thing to do. Through AERA, Humble's three principles, 'Good for You, Good for People, Good for the Planet,' are put into practice.

Founding story

AERA's founding began with three friends, each with a deep expertise in their respective fields, who share a common passion: sustainable manufacturing and the well-being of people and our planet.



Tina Bhojwani and Alvertos Revach met as students at Georgetown University in the early 90s, and remained in touch, meeting over the years in either Athens or New York City. Over dinner one night in 2017, Tina described how, after 20 years of working for large corporations, she was ready to do something different that contributed to the greater good. Alvertos had recently left his family business to set up an investment fund focused on sustainable businesses. They discussed the urgent need for sustainable practices in the fashion industry and how they could work together in this pursuit.

Soon after, as Tina was in the process of researching a platform to create luxurious yet sustainable products within the fashion industry, she bumped into shoe designer Jean-Michel Cazabat. Having worked together in the past, they easily fell into conversation. Jean-Michel described his own career turning point, as he had just sold his shoe company and was looking to the future - and a way to make a difference.

Tina and Jean-Michel met days later and started discussing the possibility of making vegan and sustainable shoes that, Tina insisted, "*cannot look like they are vegan.*" Jean-Michel was up for the challenge, and already had some ideas regarding materials, along with strong relationships with factories in Italy's Veneto. Once the business model was solidified, they shared it with Alvertos, who was immediately intrigued. He was convinced after he tried a pair of vegan shoes that Jean Michel had made for him in the summer of 2018 - and so AERA was born.

Team

	Alvertos Revach	Co-Founder, Investor & Sustainability Advisor	Alvertos envisions capitalism as a vehicle of positive change for all people and the planet. He hopes that businesses will recognize environmental and social performance as a positive business case inherent in profit.
	Tina Bhojwani	Co-Founder & CEO	Fashion executive Tina Bhojwani has held key leadership roles at global brands including Donna Karan, Theory and Dolce & Gabbana. With AERA, she aspires to show consumers that style, design, and quality can be analogous with sustainability.
	Jean-Michel Cazabat	Co-Founder & Creative Director	Designer Jean-Michel Cazabat has spent his career immersed in luxury footwear. He was the president of Stephane Kélian and the creative director of Charles Jourdan prior launching his eponymous brand in 2000.
	Vittoria Scalogna	Sales and Operations Manager	
	Marina Vasilara	Digital Media Advisor	
	Shelby Eastman	Social Media Manager	
	Stephanie Hamada	Media Relations & Strategy	
	Antonis Kocheilas	Marketing Advisor	

Perks		
	$100	15% off one (1) pair of AERA shoes (your choice) via our website, with a special one off discount code that you'll receive once the campaign is completed. Shipping and returns to US addresses only.
	$250	20% off up to two (2) pairs of AERA shoes (your choice) via our website, with a special one off discount code that you'll receive once the campaign is completed. Shipping and returns to US addresses only.
	$500	20% off one (1) order of AERA shoes (unlimited pairs, your choice) via our website, with a special one off discount code that you'll receive once the campaign is completed. Shipping and returns to US addresses only.
	$1,000	20% off all your orders of AERA shoes for one (1) full year (unlimited pairs, your choice) via our website, with a special discount code that you'll receive once the campaign is completed. All orders must be shipped to a single address. Shipping and returns to US addresses only.
	$2,500	One (1) free pair of AERA shoes (your choice from our website), shipped anywhere in the world. 20% off all your AERA orders for two (2) years (unlimited pairs, your choice) via our website, with a special discount code that you'll receive once the campaign is completed. All orders must be shipped to a single address. For orders, shipping and returns to US addresses only.
	$5,000	Two (2) free pairs of AERA shoes (your choice from our website), shipped anywhere in the world. 20% off all your AERA orders for three (3) years (unlimited pairs, your choice) via our website, with a special discount code that you'll receive once the campaign is completed. All orders must be shipped to a single address. For orders, shipping and returns to US addresses only.
	$10,000	Meet our Creative Director Jean Michel (in person in New York, or by video call), and co-create one (1) custom version of one of our AERA styles. We will then make the pair and ship it to you, anywhere in the world. See "Perks Details" in FAQs for more info. 25% off all your AERA orders for five (5) years (unlimited pairs) via our website, with a special customized discount code. All orders must be shipped to a single address. For orders, shipping to US addresses only.
	$25,000	Same as above ($10k perk), but for three (3) custom pairs of AERA shoes just for you instead of one.
	$50,000	We'll fly you to New York and cover accommodation for 2 nights. You'll meet the AERA team, and we'll host you for dinner. You'll work together with our Creative Director to co-create five (5) custom made pairs of AERA shoes, which we'll then produce and ship to you. See "Perks Details" in FAQs for more info. 25% off all your AERA orders for life (unlimited pairs) via our website. All orders must be shipped to a single address. For orders, shipping and returns to US addresses only.
	$100,000	Meet our Creative Director (in person in New York, or by video call), and co-create five (5) custom version of one of our AERA styles. Then we'll fly you Business Class to Veneto, Italy, for three (3) nights on us, so you can see your shoes being made. See "Perks Details" in FAQs for more info. 25% off all your AERA orders for life (unlimited pairs) via our website. All orders must be shipped to a single address. For orders, shipping and returns to US addresses only.

FAQ		
	What does it mean to be vegan?	A product is "vegan" when it is made using and containing no animal products at all whatsoever. Donald Watson coined the term "vegan" in 1944 when he co-founded the Vegan Society in England. At first, he used it to mean "non-dairy vegetarian," but from 1951 the Society has defined it as "the doctrine that man should live without exploiting animals." In addition to our respect for animals, our shoes are certified vegan because we believe that the environmental impact of leather, in total, outweighs the environmental impacts that are generated from the making of our shoes with man-made materials.
	What is a Life Cycle Assessment (LCA) study?	According to M.A. Curran, in the Encyclopedia of Ecology, 2008, a "Life-cycle assessment, or LCA, is an environmental accounting and management approach that considers all the aspects of resource use and environmental releases associated with an industrial system from cradle to grave. Specifically, it is a holistic view of environmental interactions that covers a range of activities, from the extraction of raw materials from the Earth and the production and distribution of energy, through the use, and reuse, and final disposal of a product."

Is your Lifecycle Assessment (LCA) cradle-to-grave?	No, our LCA is cradle to consumer. The data we examined to determine our environmental impacts through the LCA includes raw materials processing (sourcing/extraction), materials production (including all packaging), transportation of the materials to the factories where we make the shoes, the making of the shoes, transportation of the shoes from the factories in Italy to our warehouse in New Jersey, and delivery of the shoes by ground courier service to our customers in the United States, including an additional margin for potential returns. The care associated with owning and using footwear is not harmful to the environment, as opposed to, for example, clothes that need washing, and thus a cradle to consumer LCA was determined to be sufficient.
Can you explain what the various impacts, like Global Warming Potential (GWP), Ozone Layer Depletion (ODP), etc. mean?	You can find this information on pages 8 and 9 of our Lifecycle Assessment.
What are offsets? How do they work?	To offset means "to counteract (something) by having an equal and opposite force or effect." Nearly all products and services impact the planet in some way. Impacts can be both mild and far-reaching. For example, a mild impact could be organic farming and a far-reaching impact could be flying on a commercial jet. If you can measure and quantify these impacts, as we have done through the LCA, then you can also try to offset them.

Offsets are intended to "counter-balance" the environmental impacts of a particular project or activity. So, for example, if you take a direct flight from JFK in New York to LAX in Los Angeles in Economy class, you can calculate the emissions from taking that flight. In this case, you would've contributed to the emission of 1.1 metric tons of CO2eq (carbon dioxide equivalent), a gas that contributes to Global Warming. A "carbon offset," in this case, is a way to compensate for your emissions by funding an equivalent carbon dioxide saving elsewhere. Carbon emissions do not create local environmental issues only, but contribute to Global Warming, so a reduction of emissions in any part of the world can offset emissions anywhere. An example of an offset for your JFK-LAX flight would be to contribute towards the reforestation of an area anywhere in the world, like we are doing. Trees absorb CO2 and thus help reduce the CO2 content of the atmosphere. It is possible to calculate how many trees you need to plant, or how many wind turbines or solar panels that generate green energy instead of burning fossil fuels that need to be funded, in order to offset a particular amount of CO2. |
| **Are all offsets certified?** | No. Scientifically speaking, only Global Warming / Carbon Offsets are certifiable. Our offsets for carbon emissions are certified by SCS Global Services, a leading provider of environmental certification, that also worked on our LCA. We were also able to obtain certified offsets for our Fresh Water (FW) use through investment in Water Restoration Projects. The remaining offsets for the other impacts that we are working on with SCS Global Services are not certifiable, however, they are designed to offset, as accurately as possible, the additional environmental impacts of our product lifecycle from cradle to consumer. We are committed to doing the right thing, whether it is certifiable or not. |
| **Why 110% offsets?** | We don't believe a product is good for the planet if it is "carbon neutral." Not causing harm is not the same as doing good. To do good we need to go a step further. To do this, we measured our environmental impact through an LCA and then offset as many of our impacts as possible by 110%. In doing so, we are helping reverse the damage done to our planet, and hope to inspire others to join in to do the same. |
| **Why are you offsetting plastic if you are already offsetting everything else?** | We have calculated that, on average, a little over 50% of the total material that goes into the making of our shoes is composed of some sort of plastic, recycled or not. And although the environmental impacts identified by the LCA and associated with this plastic is offset by 110%, we recognize that there is an additional issue with plastic in general: it often ends up in our oceans. To address this, we decided to go an extra step, and offset the plastic used in our shoes by 110% as well.
We work with Plastic Bank, who provides a consistent, above-market rate for plastic waste, thus incentivizing its collection in third world countries, where the plastic pollution problem is more prevalent, to stop plastic waste from entering our oceans. Moreover, the people who gather this plastic can trade it for money, items, or services to make a living. Plastic Bank also gives local entrepreneurs the ability to set up and operate convenience stores for the poor, where plastic waste is the currency. Plastic collected through Plastic Bank is recycled and sold at a premium as Social Plastic®. For more information, please visit www.plasticbank.com. |

Are you going to be making more styles, colors, etc.?	Yes, we are. We believe in timeless, seasonless designs, and in making shoes that you can buy now and wear forever. We believe that less and better is more, and that owning a few high quality pairs of shoes, that will not break the bank, and will last you a long time, is better for you, for people and for the planet. We do plan to introduce some additional timeless styles in the future, and also to offer additional colors and vegan materials, but always in a mindful and sustainable way.
Are you Certified Vegan?	Yes we are PETA Approved Vegan!
Why "Luxury footwear"? Why not "mainstream" footwear?	2 main reasons. The first is that we see that there is a big gap and a large business opportunity in the luxury footwear segment for a vegan and sustainable offering, whereas there is a number of already successful vegan and "sustainable" brands competing in the "mainstream" footwear space. The few other brands which are close to our vegan and sustainable positioning within the luxury footwear space are also early stage, which means less direct competition. Furthermore, the existing luxury footwear brands' business models are not easy to transform into vegan and sustainable models, as these brands have built their heritage on exotic leathers, etc. The second reason is that we believe that luxury fashion has a very powerful voice, it resonates with consumers globally. Our socially and environmentally conscious philosophy can spread much faster and stronger if we are successful within this space. Luxury brands are both inspirational and aspirational, so successful brands in this space have a very strong, global voice. And we'd like our message to be heard and inspire as many people as possible.
What does the name "AERA" mean?	Our brand name was inspired by the ancient Greek verb "αήρω" / "aero" (one of our founders is Greek!), which means "to lift / to raise". Through our work and brand philosophy we want to inspire the fashion industry to raise its standards.
Can you list the Sources of the information you provide?	**Section "Problem"** 1- https://www.businessinsider.com/fast-fashion-environmental-impact-pollution-emissions-waste-water-2019-10 2- https://www.unenvironment.org/news-and-stories/story/putting-brakes-fast-fashion **Section "Solution"** 1- Life Cycle Assessment study for all AERA shoes: https://aeranewyork.com/pages/lca **Section "Customers"** 1- Pulse of the Fashion Industry: http://globalfashionagenda.com/Pulse-2019-Update/# **Section "Biz. Model"** 1- 2.4B pairs of shoes were sold in the US in 2018: https://www.statista.com/topics/4704/us-footwear-market/ **Section "Market"** 1- Nielsen study on Sustainable Consumers: https://www.nielsen.com/us/en/insights/article/2018/was-2018-the-year-of-the-influential-sustainable-consumer/ 2- Sustainability is factoring into 2019 holiday purchases / Hotwire mention: https://www.emarketer.com/content/sustainability-is-factoring-into-2019-holiday-purchases 3- Fashion Pact: https://www.gq.com/story/luxury-sustainability-g7 4- Bain & Co. Luxury Goods Worldwide Market study: https://www.bain.com/contentassets/8df501b9f8d6442eba00040246c6b4f9/bain_digest__luxury_goods_worldwide_market_study_fall_winter_2018.pdf 5- Grand View Research on Synthetic Leather: https://www.grandviewresearch.com/industry-analysis/synthetic-leather-market
Why do you only ship to the US? Do you plan to ship internationally?	From an environmental perspective, it does not make sense to have shoes made in Italy, then shipped to a warehouse in New Jersey, to cover the US market, and then shipped from there all over the world. As we consider every detail in our business plan to adhere with our Good for the Planet philosophy, we decided that, when the time comes to expand our online DTC business outside the US, we will need to set up logistics hubs in other parts of the world, such as the EU, to cover the European market, etc. Our Life Cycle Assessment study currently measures the environmental impacts of manufacturing in Italy, shipment of the goods from Italy to New Jersey, and from there shipping by courier to all US States, including a 30% return rate.

How does PU leather compare to cow leather, from an environmental perspective?	Compared to cow leather, Polyurethane (PU) synthetic leather (one of the materials in our shoes) has a much lower environmental impact on the planet. According to the Higg MSI (Material Sustainability Index), the apparel industry's most trusted tool to accurately measure the environmental sustainability impacts of materials, developed by the Sustainable Apparel Coalition, PU leather has the following environmental impacts vs. Cow leather: • 72% less Global Warming Potential (GWP) • 93.5% less Eutrophication Potential (*the build-up of a concentration of chemical nutrients in an ecosystem which leads to abnormal productivity*) • 93.2% less Fresh Water Use *Source: Higg MSI index https://apparelcoalition.org/higg-msi/ and https://msi.higg.org/compare/148-193 for comparison between cow leather and PU leather*
Perks Details	$10,000 Perk: Meet our Creative Director and Co-Founder, Jean Michel Cazabat (in person, if you are in New York and wish to do so, or by video call), and **co-create one (1) custom pair of AERA shoes just for you**. Jean-Michel will work with you to create a custom version of one of our styles, using materials not available on our site, and customizing the fit of the shoe to your feet. We will then work with our factories in Italy to create this pair just for you, and ship it to you, anywhere in the world. Plus, **25% off all your AERA orders for five years** (unlimited pairs) via our website, with a special customized discount code. All orders must be shipped to a single address. For orders, shipping and returns to US addresses only. $50,000 Perk: **We'll fly you to New York** (economy fair) from anywhere in the world, and **pay for your accommodation for 2 nights** (*non-US investors must be able to legally enter the US in order to receive this perk*), to meet the AERA team, **including dinner on us**. There, you'll work with Jean-Michel Cazabat, Creative Director and Co-Founder, to **co-create custom versions of up to five (5) of our existing styles**, using materials not available on our site, and customizing the fit of the shoes to your feet. We will then work with our factories in Italy to create these pairs just for you, and ship them to you, anywhere in the world. Plus, **25% off all your AERA orders for life** (unlimited pairs) via our website, with a special customized discount code. All orders must be shipped to a single address. For orders, shipping and returns to US addresses only. $100,000 Perk: Meet our Creative Director and Co-Founder, Jean Michel Cazabat (in person, if you are in New York and wish to do so, or by video call), and **co-create five (5) custom pairs of AERA shoes just for you**. Jean-Michel will work with you to create custom versions of up to five of our existing styles, using materials not available not our site, and customizing the fit of the shoes to your feet. Then **we'll fly you to Veneto, Italy** (**business class** fair) from anywhere in the world, and **pay for your accommodation for 3 nights** (*investors must be able to legally enter Italy in order to receive this perk*), accompanied by a member of our team. There **we will cover all food and leisure costs**, you'll meet the artisans working to make our shoes, and you'll get to see your custom AERA shoes being made. Plus, **25% off all your AERA orders for life** (unlimited pairs) via our website, with a special customized discount code. All orders must be shipped to a single address. For orders, shipping and returns to US addresses only.

EXHIBIT E

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

The Humble Shoe Company, Inc. (d.b.a. AERA)

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020A

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020A Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], The Humble Shoe Company, Inc., a Delaware Public Benefit Corporartion (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $5,000,000

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(ii) If the Company elects to continue the term of this Crowd SAFE past the First

Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)　　**Liquidity Event**.

(i)　　If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)　　If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)　　**Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)　　**Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, or any increase in shares of Capital Stock reserved and available for issuance under such equity incentive plan in connection with an Equity Financing, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS

AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be the City of New York, Borough of Manhattan. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $107,000 (a "**Major Investor**"), the Company shall provide such Major Investor at least ten (10) business days prior written notice ("**Notice**"), including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

The Humble Shoe Company, Inc.

By:
Name: Tina Bhojwani
Title: Chief Executive Officer
Address: 33 Fifth Ave. Apt. 12A, New York, NY 10003
Email: tina@aeranewyork.com

INVESTOR:

By:
Name:

Exhibit A – CF Shadow Share Proxy

<center>**Irrevocable Proxy**</center>

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated [$crowd_safe_date$] between The Humble Shoe Company, Inc., a Delaware corporation (the "*Company*") and [$investor_name$] ("*Stockholder*"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

    a. With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "*Shares*"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary∂hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
    b. The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
    c. This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing <u>Section 1</u>.

3. **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

    a. The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b. The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7. **Assignment**.

   a. In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b. The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8. **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                       LLC d/b/a Republic
Date   Date

EXHIBIT F

Video Transcript

AERA – Header Video – Transcript

AERA

"Hello, I'm Tina Bhojwani, the CEO and co-founder of AERA. AERA is an ethical and sustainable luxury footwear brand.

I'm Jean-Michel Cazabat, the designer and co-founder. And now we'd like to introduce you to the world of AERA"

LUXURY IS NOT A NEW PAIR OF SHOES.

LUXURY IS CLEAN WATER.

LUXURY IS FRESH AIR.

IT'S NOT ABOUT HOW MUCH YOU HAVE, BUT HOW MUCH YOU GIVE BACK.

IT'S CONDIDERING THE PEOPLE AND THE PLANET WHEN MAKING A PRODUCT.

IT'S ABOUT HONORING TRADITIONS, WHILE BLAZING NEW TRAILS.

CRAFTED BY ARTISANS IN VENETO, ITALY WITH CERTIFIED VEGAN MATERIALS.

SHOE BOXES MADE FROM 40% POST-CONSUMER RECYCLED WASTE.

SCIENTIFICALLY MEASURING OUR SHOES SMALL ENVIRONMENTAL IMPACT,

THROUGH SCS GLOBAL SERVICES LIFE CYCLE ASSESMENT AND OFFSETING THE IMPACT BY 110%.

INVESTING IN SOCIAL PLASTIC COLLECTION CREDITS, AND WORKING WITH PLASTIC BANK,

EMPOWERING PEOPLE IN COUNTRIES WITH SIGNIFICANT PLASTIC POLLUTION ISSUES, TO EARN A LIVING.

INVESTING TO RESTORE WATER IN CRITICALLY DEWATERED RIVERS AND STREAMS IN THE U.S.

INVESTING IN GREEN TREES REFORESTATION PROJECT TO REFOREST FARM LAND IN MISSISSIPPI.

MAKING SURE EVERY STEP WE TAKE HAS AS SMALL AN ENVIRONMENTAL IMPACT AS POSSIBLE.

BECAUSE REAL LUXURY IS LEAVING THE WORLD BETTER THAN YOU FOUND IT.

AERA

100% Luxury

110% Sustainable

www.aeranewyork.com

Luxury footwear without a footprint

"We are the first movers in a growing luxury footwear space, and we invite you to invest in AERA and be a part of our journey, if you believe that doing good is as important as looking good".

AERA - Product Video A (Tina Bhojwani) – Transcript

AERA

Tina Bhojwani, AERA Co-Founder and CEO

"Hi, my name is Tina Bhojwani, I'm the co-founder and CEO of AERA New York. I wanted to prove that there was a way that you could combine both luxury and sustainability and we didn't have to make a choice. With AERA we looked at sustainability from a 360 degree point of view. We designed a group of shoes that are timeless and seasonless so anyone who buys the shoes can rest assured that the quality is there, the style is going to be right some years from now, and the purchase has value. From a social point of view we support artisans in Veneto. Veneto is the birthplace of luxury Footwear. The most treasured piece for me is that we keep an artisanal craft alive. So we started out with materials and processes that were as sustainable as possible, but we went one step further in that we scientifically measured all of our impacts and we actively offset our impacts by a 110%. And what that means is we don't only neutralize the impact we make on the planet, we in fact give back an additional 10% to help our planet heal."

AERA

100% Luxury

110% Sustainable

www.aeranewyork.com

AERA - Product Video B (Jean Michel Cazabat) – Transcript

AERA

Jean-Michel Cazabat, AERA Co-Founder & Creative Director

"AERA it's a luxury, vegan, 110% sustainable shoe brand. The concept of AERA is timeless luxury woman collection. So the idea behind this is to have every item, every piece become a classic. Something you can keep in your wardrobe for years. The shoes are cruelty free and make of vegan material. To design the collection we were inspired by iconic women. For example, you can find the ballerina with the name "Brigitte", it was like Brigitte Bardot. The platform sandal it was "Bianca", Bianca Jagger dancing at Studio 54. The "Tina" loafer like my partner Tina. The "Audrey" flat pointy toe slingback is completely Breakfast at Tiffany by Audrey Hepburn. The pointy toe mule "Blondie", Debbie Harry, New York 1980, "Call Me"! From this collection the silhouettes have stood the test of time".

AERA

100% Luxury

110% Sustainable

www.aeranewyork.com

AERA - Product Video C (Making of) – Transcript

AERA

Made in Veneto, Italy

All vegan materials

Handmade over 2 days

Luxury footwear without a footprint

AERA

100% Luxury

110% Sustainable

www.aeranewyork.com

AERA - Customer Videos (Testimonials) – Transcripts

AERA

Vanessa Barboni Hallik

ANOTHER TOMORROW Founder & CEO

"I adore what AERA is doing. First and foremost for the product, which I think demonstrates that there are no compromises between sustainability, ethics, and the quality of the product. I love them, I wear them all the time. I also adore the team behind it and really admire their commitment to responsibility in such an incredibly thorough and scientific way."

AERA

100% Luxury

110% Sustainable

www.aeranewyork.com

AERA

Tansy Kaschak

Journalist, Artist, Activist

"It's so amazing to be able to, you know, find today a brand like AERA, that not only is being mindful of their impact, but it's doing something that is better for the planet. Not only assessing their own responsibility but doing something that is positive and are amazing and beautiful and sexy and fun and super comfortable"

AERA

100% Luxury

110% Sustainable

www.aeranewyork.com

AERA

Carrie Ellen Phillips

BPCM Co-Founder

"One of the things I love about AERA is they offset their impacts by a 110% so it doesn't have a footprint. The thing I find really inspiring about AERA is that to do footwear in this way is something that big companies tell you is too hard and isn't possible; this is a company that is showing what is possible and not only possible but done in a really beautiful, thoughtful, elegant way, with no impact"

AERA

100% Luxury

110% Sustainable

www.aeranewyork.com